BP 3/4 ✗

Form# - 51-875
9/16/09

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SECURI **10028410** N
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
**RECEIVED**

MAR - 1 2010

BRANCH OF REGISTRATIONS
AND
05  EXAMINATIONS

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8- 67969

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____02/01/09_____ AND ENDING_____12/31/09_____
                                        MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marwood Group Research LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

733 Third Avenue
_____
                              (No. and Street)

New York                          NY                    10017
_____
        (City)                   (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  John Moore                                          (212) 532-3651
_____
                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
_____
                    (Name – if individual, state last, first, middle name)

10 Melville Park Road          Melville          NY            11747
_____
     (Address)                  (City)          (State)       (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

## OATH OR AFFIRMATION

I, _John Moore_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_Marwood Group Research LLC_____ , as
of _December 31,_____, 20 _09___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_Chief Executive Officer___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# MARWOOD GROUP RESEARCH LLC
## (A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2009

# MARWOOD GROUP RESEARCH LLC
## (A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

## CONTENTS



**ACCOUNTANTS ▲ ADVISORS**

## INDEPENDENT AUDITORS' REPORT

To the Member of
**Marwood Group Research LLC**

We have audited the accompanying statement of financial condition of Marwood Group Research LLC (the "Company") (a wholly-owned subsidiary of Marwood Group & Co. USA LLC) as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marwood Group LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

*Marcum LLP*

February 23, 2010
Melville, NY

1



MARCUMGROUP
MEMBER

**Marcum LLP** ■ 10 Melville Park Road ■ Melville, New York 11747 ■ **Phone** 631.414.4000 ■ **Fax** 631.414.4001 ■ **marcumllp.com**
NEW YORK ■ NEW JERSEY ■ CONNECTICUT ■ PENNSYLVANIA ■ FLORIDA ■ GRAND CAYMAN

# MARWOOD GROUP RESEARCH LLC
## (A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

### STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2009

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ 1,317,530 | |
| Accounts receivable | 390,827 | |
| Prepaid expenses | 11,113 | |
| **Total Assets** | | $ 1,719,470 |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accrued expenses and other liabilities | $ 111,600 | |
| Deferred revenue | 169,527 | |
| **Total Liabilities** | | $ 281,127 |
| **Member's Equity** | | 1,438,343 |
| **Total Liabilities and Member's Equity** | | $ 1,719,470 |

*The accompanying notes are an integral part of this financial statement.*

## NOTE 1 - ORGANIZATION

Marwood Group Research LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed in May 2003 under the laws of the state of New York. The Company's registration as broker-dealer with the Securities and Exchange Commission ("SEC") became effective on February 1, 2009 (effective registration as a broker-dealer). In connection with the Company's registration as a broker-dealer, on February 1, 2009 (effective registration as a broker-dealer), the Company's affiliate, Marwood Group LLC ("MGA"), also a wholly-owned subsidiary of Marwood Group & Co. USA LLC, moved the operations of its research services to the Company. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business consists primarily of research services relating to the healthcare industry.

As provided for in the Company's limited liability agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

### SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through February 23, 2010 require potential adjustment to or disclosure in the financial statement. No such events or transactions have occurred.

### CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with major financial institutions. At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

#### ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. At December 31, 2009, the Company determined that no reserve against accounts receivable was required. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

At December 31, 2009, one customer accounted for approximately 10% of total accounts receivable. The Company believes the number of clients that comprise the Company's client base in the various geographic regions in which the Company's clients operate limits concentrations of credit risk with respect to revenues and accounts receivable.

#### DEFERRED REVENUE

Amounts received from clients in advance of when earned are recorded as deferred revenue.

#### INCOME TAXES

The Company files consolidated Federal, State and Local tax returns with the Parent and other affiliates on a cash basis. The members of a limited liability company are taxed on their proportionate share of a Company's Federal and State taxable income. Accordingly, no liability for Federal or State income taxes has been included in this financial statement. The amount payable for the Company's share of the consolidated group's New York City Unincorporated Business Tax and District of Columbia Unincorporated Business Franchise Tax returns are calculated as if each company filed on a separate return basis and are recorded as contributed to capital by the Parent.

During the year ended December 31, 2009, the Company adopted the provisions of FASB Accounting Standards Codification ("ASC") 740 "Income Taxes" with regard to the accounting for uncertain tax positions. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations,

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### INCOME TAXES (CONTINUED)

and interpretations thereof as well as other factors. Generally, federal, state, and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2009.

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

### RECENT ACCOUNTING PRONOUNCEMENTS

In July 2009, the FASB issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168"). Statement No. 168 supersedes Statement No. 162 issued in May 2008. Statement No. 168 will become the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. This Statement is effective for interim and annual periods ending after September 15, 2009. The adoption of Statement No. 168 did not have a material impact the Company's financial position or results of operations.

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# MARWOOD GROUP RESEARCH LLC
## (A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

## NOTES TO FINANCIAL STATEMENT

## DECEMBER 31, 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*FAIR VALUE OF FINANCIAL INSTRUMENTS*

Effective January 1, 2008, the Company adopted ASC 820 "Fair Value Measurements" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements

- Requires consideration of the Company's creditworthiness when valuing liabilities

- Expands disclosures about instruments measured at fair value

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

## NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares office, administrative, and occupancy expenses with the Parent and other affiliates. The Company recognizes its share of such expenses by a formula determined by management as defined in an expense sharing agreement (the "Expense Sharing Agreement") between the Company, Parent, and other affiliates. In accordance with the Expense Sharing Agreement, on the last business day of each month, the total of any amounts due from the Parent or other affiliates that is not paid shall automatically convert to a capital distribution to the Parent. For the year ended December 31, 2009, expenses paid by the Parent and recorded as capital contributions to the Company totaled $4,181,778. Expenses paid by the Company and recorded as capital distributions to the Parent amounted to $1,386,184 for the year ended December 31, 2009. The net amount due to the Parent for current and deferred income taxes payable of $77,300 as of December 31, 2009 was recorded as a capital contribution from the Parent in accordance with the Company's Expense Sharing Agreement.

On April 18, 2007, the Company's Parent entered into two term note agreements (the "Term Notes") with a financial institution totaling up to $1,200,000 and maturing on April 18, 2013. Approximately $682,000 was outstanding at December 31, 2009. The Parent has granted a security interest in substantially all of the Parent's assets as collateral for the notes.

## NOTE 4 - INCOME TAXES

The net amount due to the Parent for current and deferred income taxes receivable of $77,300 as of December 31, 2009 was recorded as a capital contribution from the Parent in accordance with the Company's Expense Sharing Agreement.

## NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,094,440, which was $1,075,698 in excess of its required net capital of $18,742. The Company's ratio of aggregate indebtedness to net capital was 0.26 to1 at December 31, 2009.